 Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

GRANT OF RESTRICTED SHARE UNITS

PURSUANT TO THE 2021 SHARE INCENTIVE PLAN

Pursuant to Rule 17.06A, 17.06B and 17.06C of the Listing Rules, the Board announces that on July 17, 2023 (United States time), the Company granted 10,145,568 RSUs to certain employee participants in accordance with the terms of the 2021 Share Incentive Plan and subject to acceptance, representing 10,145,568 underlying Shares (approximately 676,371 ADSs, as rounded down to the nearest whole ADS) and approximately 0.27% of the total issued Shares of the Company in issue as at the date of this announcement.

Details of Grant of RSUs

Grant Date:	July 17, 2023 (United States time)

Total number of RSUs granted:	10,145,568 RSUs granted to 102 employees of the Group

Number of underlying Shares or ADSs:	10,145,568 Shares or approximately 676,371 ADSs (as round down to the nearest whole ADS)

Purchase price:	US$0.01 per Share

Closing price of the Shares on the date of the Grant:	US$6.35 per ADS, for ADSs traded on the Nasdaq Global Select Market on July 17, 2023 (United States time).

HK$3.35 per Share for Shares traded on the Stock Exchange on July 14, 2023 (Hong Kong time), being the trading day on the Stock Exchange immediately preceding the Grant Date.

Vesting period:	Details of vesting period of RSUs under the Grant are set out below:

(a) 9,822,917 RSUs shall vest by batches from the first anniversary to the fifth anniversary of the respective vesting commencement dates, as specified in the relevant grant letters, including 1,809,376 RSUs with a vesting period shorter than 12 months; and

(b) 322,651 RSUs shall fully vest on the first anniversary of the vesting commencement date (i.e. April 1, 2023).

In accordance with Company’s corporate policies, RSUs are granted centrally in certain specific months of each financial year. Thus, as permitted by the 2021 Share Incentive Plan, to make up for the time loss in vesting period for some of the grants for reason that their respective vesting commencement dates preceded each corporate centralized grant dates, certain batches of RSUs granted may have a shorter vesting period compared to those of other batches having a respective vesting commencement date closer to the centralised grant date.

Performance target:	The vesting of RSUs under the Grants is not subject to any performance target.

Clawback mechanism:	In the event that:

(a) a Grantee ceases to be a selected participant by reason of (i) the termination of such Grantee’s employment or contractual engagement with the Group for cause or without notice, (ii) termination of such Grantee’s employment or contractual engagement with the Group as a result of such Grantee being convicted of a criminal offence involving such Grantee’s integrity or honesty, (iii) termination of such Grantee’s employment or contractual engagement with the Group as a result of such Grantee undergoing a regulatory or administrative penalty by a competent authority; or

(b) in the reasonable opinion of the Board, a Grantee has engaged in serious misconduct or breached the terms of the 2021 Share Incentive Plan in any material respect,

then the Board may make a determination at its absolute discretion that: (A) any awards issued but not yet exercised shall immediately lapse, regardless of whether such awards have vested, and (B) with respect to any Shares issued to such Grantee pursuant to any awards granted under the 2021 Share Incentive Plan, such Grantee shall be required to transfer back to the Company or its nominee (1) the equivalent number of Shares, (2) an amount in cash equal to the market value of such Shares, or (3) a combination of (1) and (2).

Arrangement for the Group to provide financial assistance to a Grantee to facilitate the purchase of Shares:	None

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, none of the Grantees is (i) a Director, a chief executive, a substantial shareholder of the Company, or an associate of any of them; (ii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) a related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the total issued Shares. None of the grant will be subject to approval by the Shareholders.

As at the date of this announcement, after the Grant above, 366,754,605 underlying Shares will be available for future grants under the Scheme Mandate Limit, and 38,052,848 underlying Shares will be available for future grants under the Service Provider Sublimit.

Reasons for and Benefits of the Grant of RSUs

The purpose of the Grants is to (i) promote the success and enhance the value of the Company by linking the personal interests of the Grantees to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders; and (ii) provide flexibility to the Company in its ability to motivate, attract, and retain the services of the directors and employees of the Group, and the service providers of the Group upon whose judgment, interest and special effort the successful conduct of the Company’s operation is largely dependent. It is considered that the Grants will provide incentives to the employees of the Group to further contribute to the Group and to align their interests with the best interests of the Company and the Shareholders as a whole.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

“2021 Share Incentive Plan”	the share incentive plan of our Company adopted on November 15, 2021, as amended from time to time with the latest amendments being made on December 20, 2022;

“ADS(s)”	American Depositary Shares, each representing 15 Shares;

“associate(s)”	shall have the meaning ascribed to it under the Listing Rules;

“Board”	the board of Directors;

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADS(s)of which were listed on the Nasdaq Global Market in May 2020 and the ordinary Shares of which were listed on the Mainboard of the Stock Exchange in December 2022;

“Director(s)”	the director(s)of the Company;

“Grant(s)”	the grant of an aggregate of 10,145,568 RSUs to 102 Grantees in accordance with the terms of the 2021 Share Incentive Plan on July 17, 2023 (United States time);

“Grant Date”	July 17, 2023 (United States time);

“Grantee(s)”	102 employees who are granted with a total of 10,145,568 RSUs under the 2021 Share Incentive Plan;

“Group”	our Company, its subsidiaries and the consolidated affiliated entities from time to time;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time;

“RSU(s)”	restricted share units;

“Scheme Mandate Limit”	the limit on total number of Share which may be issued upon the exercise of all awards and options that may be granted pursuant to the 2021 Share Incentive Plan and any other share schemes of the Company in aggregate, which shall not exceed ten percent (10%) of the total number of Shares in issue immediately upon the listing of the Company's Shares on the Stock Exchange, being 380,528,480 Shares;

“Service Provider Sublimit”	a sublimit under the Scheme Mandate Limit of Share which may be issued upon the exercise of all awards and options that may be granted to service provider participants pursuant to the 2021 Share Incentive Plan and any other share schemes of the Company in aggregate, which shall not exceed one percent (1.0%) of the total number of Shares in issue immediately upon the listing of the Company's Shares on the Stock Exchange, being 38,052,848 Shares;

“Share(s)”	ordinary share(s)in the share capital of our Company with a par value of US$0.001 each;

“Shareholder(s)”	the holder(s)of the Share(s);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiary” or “subsidiaries”	shall have the meaning ascribed to it under the Listing Rules;

“US$”	United States dollars, the lawful currency of the United States; and

“%”	per cent.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, July 18, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director, Dr. Qiu Ruiheng as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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